Filed by BlackRock Resources & Commodities Strategy Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock EcoSolutions Investment Trust
Commission File No. 811-22082

Contact:
1-800-882-0052

BlackRock Equity Option Closed-End Funds Announce Change of Fiscal Year-End

New York, September 19, 2014 - BlackRock Advisors, LLC today announced that the Boards of Directors/Trustees of eleven BlackRock equity option closed-end funds (the “Funds”) have approved a change of the fiscal year-end of each of the Funds from October 31st to December 31st. This change will be effective following the October 31, 2014 fiscal year-end. BlackRock believes making this change will better align the fiscal year-end of each of the Funds with the shareholder tax reporting cycle. A list of the Funds is provided below.

Fund	Ticker
BlackRock Real Asset Equity Trust	BCF
BlackRock Resources & Commodities Strategy Trust	BCX
BlackRock Enhanced Equity Dividend Trust	BDJ
BlackRock Energy and Resources Trust	BGR
BlackRock International Growth and Income Trust	BGY
BlackRock Health Sciences Trust	BME
BlackRock Global Opportunities Equity Trust	BOE
BlackRock EcoSolutions Investment Trust	BQR
BlackRock Dividend Income Trust	BQY
BlackRock Utility and Infrastructure Trust	BUI
BlackRock Enhanced Capital and Income Fund, Inc.	CII

As announced on July 30th, 2014, the Board of Directors/Trustees approved the reorganization of certain equity option closed-end funds. The reorganizations of BlackRock Real Asset Equity Trust (NYSE:BCF) and BlackRock EcoSolutions Investment Trust (NYSE:BQR) into BlackRock Resources & Commodities Strategy Trust (NYSE:BCX) and the reorganization of BlackRock Dividend Income Trust (NYSE MKT:BQY) into BlackRock Enhanced Equity Dividend Trust (NYSE:BDJ) are subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions. The target funds in the potential reorganizations (BCF, BQR and BQY) will not change their fiscal year-end if the reorganizations are consummated.

Additional Information about the Reorganizations and Where to Find It

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any of BCF, BQR, BCX, BQY or BDJ (the “Reorganization Funds”); nor is this press release intended to solicit a proxy from any shareholder of any of the Reorganization Funds.

The Reorganization Funds and their respective trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the reorganizations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Reorganization Funds' respective trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus or Combined Proxy Statement/Prospectus, as applicable (the "Joint Proxy Statement/Prospectus"), relating to the reorganizations, which was filed with the Securities and Exchange Commission (the "SEC") on September 19, 2014.

INVESTORS AND SECURITY HOLDERS OF THE REORGANIZATION FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES FOR THE REORGANIZATION FUNDS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION OF THE REORGANIZATION FUNDS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE REORGANIZATION FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUSES FOR THE REORGANIZATION FUNDS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE REORGANIZATION FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE REORGANIZATION FUNDS.  The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC's web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At June 30, 2014, BlackRock’s assets under management were $4.594 trillion. BlackRock helps clients meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of June 30, 2014, the firm had approximately 11,600 employees in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.

For additional information, please visit BlackRock’s website at www.blackrock.com |
Twitter: @blackrock_news | Blog: www.blackrockblog.com |
LinkedIn: www.linkedin.com/company/blackrock

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of a Fund with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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